Exhibit 99.1

Beamr and VAST Data Partner to AI-enhance and Monetize Video Archives with NVIDIA

Beamr joins the VAST Cosmos Partner Program. First broadcast demonstration at IBC 2026, September 11–14, Amsterdam

Herzliya, Israel, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today announced that it has joined the VAST Cosmos Community, a global ecosystem of developers, builders, and innovators developing next-generation AI solutions, as a Technology Partner. The strategic collaboration with VAST Data, the AI Operating System company, will help deliver new AI-powered video workflows for broadcasters and content owners.

The partnership will debut at IBC 2026, September 11–14 in Amsterdam, with a demonstration that brings together the VAST AI Operating System, NVIDIA Video Super Resolution and Beamr’s content-adaptive video technology. The workflow enables broadcasters and content owners to upscale, AI-enhance and modernize their media archives, while keeping the resulting storage and delivery economics under control.

Global viewers demand higher-resolution and higher-quality video on their home and mobile screens. Meeting these expectations requires AI-enhancing and modernizing lower-resolution video archives at scale - an extensive engineering process with a heavy price tag. Teams have to decide which parts of the archive are worth enhancing, and confirm the gain on their own content. Higher resolution means more bits, so a naive approach quickly becomes a storage-and-delivery cost the business can’t carry.

Running on the VAST AI Operating System for Broadcast, the demonstration addresses these challenges where the video archives are already stored and managed. NVIDIA Video Super Resolution upscales lower-resolution content to 1080p or 4K, or improves quality at the same resolution. Beamr’s content-adaptive bitrate (CABR) technology then delivers the result up to 50% smaller than standard encoding along a cost-friendly path that fits the existing delivery chain. Beamr delivers a distinctive approach for media teams to verify whether AI-enhanced video looks better to viewers on their content, with results in days instead of weeks.

The same pipeline can modernize media assets to HEVC or AV1 codecs - bringing older material up to formats that carry premium delivery standards, and opening new paths to monetize the media library. The entire pipeline runs end-to-end on NVIDIA RTX PRO GPUs and can be deployed in the cloud or on-premises.

As a VAST Data Technology Partner, Beamr plans to collaborate with VAST Data on joint go-to-market initiatives around complementary video and data workflows. The IBC demonstration represents the first showcase of the collaboration for the broadcast and media market.

“By integrating with the VAST AI Operating System, we’re helping broadcasters capitalize on their most valuable media assets,” said Sharon Carmel, Beamr CEO. “Not every asset gains equally from AI enhancement, and that’s why our video experts work with each customer on their own material, and verify the result with real viewers before it moves to delivery. This is how media companies can realize more value from their existing content at scale and define new monetization paths.”

“Media companies are sitting on enormous video archives with untapped value, but unlocking that value with AI has to make economic sense at scale,” said John Mao, Vice President, Global Technology Alliances at VAST Data. “By bringing NVIDIA-accelerated video enhancement and Beamr’s content-adaptive encoding to the VAST AI Operating System, broadcasters can modernize the content they already own where that data lives, creating new opportunities to enhance, reuse and monetize their media libraries without adding unnecessary infrastructure complexity.”

Broadcasters and streaming platforms attending IBC 2026 can book a meeting and join the demonstration at beamr.com/ibc26 or visit Beamr at Stand 1.D22 (Hall 1).

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including statements relating to how Beamr plans to collaborate with VAST Data on joint go-to-market initiatives around complementary video and data workflows. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

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